FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 21, 2019

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 21, 2019 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. Resolutions 1-21 were carried and resolution 22 (Shareholder resolution) was withdrawn.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.morningstar.co.uk/uk/nsm

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	4,888,788,718	98.91	54,067,363	1.09	4,942,856,081	60.91%	33,130,377
2	Approval of Directors’ Remuneration Report	4,357,260,297	89.93	488,139,305	10.07	4,845,399,602	59.71%	130,596,261
3	Appointment of Neil Carson	4,879,143,638	98.56	71,436,470	1.44	4,950,580,108	61.00%	25,363,428
4	Reappointment of Ben van Beurden	4,897,629,173	99.86	6,881,678	0.14	4,904,510,851	60.43%	71,465,739
5	Reappointment of Ann Godbehere	4,897,814,423	99.87	6,444,309	0.13	4,904,258,732	60.43%	71,716,441
6	Reappointment of Euleen Goh	4,849,735,526	98.89	54,482,821	1.11	4,904,218,347	60.43%	71,758,225
7	Reappointment of Charles O. Holliday	4,751,345,450	97.02	145,944,143	2.98	4,897,289,593	60.34%	78,687,788
8	Reappointment of Catherine Hughes	4,893,051,881	99.77	11,201,051	0.23	4,904,252,932	60.43%	71,723,808

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
9	Reappointment of Gerard Kleisterlee	4,688,091,360	96.69	160,664,973	3.31	4,848,756,333	59.75%	127,216,800
10	Reappointment of Roberto Setubal	4,892,879,339	99.88	6,080,891	0.12	4,898,960,230	60.37%	77,016,200
11	Reappointment of Sir Nigel Sheinwald	4,891,416,377	99.75	12,499,456	0.25	4,903,915,833	60.43%	72,018,691
12	Reappointment of Linda G. Stuntz	4,896,206,714	99.84	7,951,175	0.16	4,904,157,889	60.43%	71,807,931
13	Reappointment of Jessica Uhl	4,881,237,953	99.53	22,888,407	0.47	4,904,126,360	60.43%	71,841,123
14	Reappointment of Gerrit Zalm	4,891,550,569	99.76	11,851,499	0.24	4,903,402,068	60.42%	72,551,391
15	Reappointment of Auditors	4,922,753,927	99.41	29,308,046	0.59	4,952,061,973	61.02%	23,840,636
16	Remuneration of Auditors	4,939,317,235	99.77	11,623,526	0.23	4,950,940,761	61.01%	24,963,931
17	Authority to allot shares	4,879,436,071	98.60	69,044,043	1.40	4,948,480,114	60.98%	27,478,481
18	Disapplication of pre-emption rights*	4,902,893,603	99.09	45,096,760	0.91	4,947,990,363	60.97%	27,918,886
19	Adoption of new Articles of Association*	4,934,052,009	99.76	11,928,722	0.24	4,945,980,731	60.94%	29,972,303
20	Authority to purchase own shares*	4,875,558,964	98.54	72,478,843	1.46	4,948,037,807	60.97%	27,928,427
21	Authority to make certain donations and incur expenditure	4,656,329,555	96.70	158,754,057	3.30	4,815,083,612	59.33%	160,870,758
22	Shareholder resolution*	RESOLUTION WITHDRAWN

*	Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 21, 2019

Anthony Clarke

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70 Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: May 21, 2019